SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2
(Amendment No. N/A)*

VectoIQ Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92243N103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92243N103		13G

1.	Names of Reporting Persons VectoIQ Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,586,132

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,586,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,586,132*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 15.5%*

12.	Type of Reporting Person (See Instructions) OO

*  The securities are held directly by VectoIQ Holdings, LLC (the “Sponsor”) and indirectly by Stephen Girsky, who is the managing member of the Sponsor. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Mr. Girsky and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

CUSIP No. 92243N103		13G

1.	Names of Reporting Persons Stephen Girsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,449

	6.	Shared Voting Power 4,586,132*

	7.	Sole Dispositive Power 11,449

	8.	Shared Dispositive Power 4,586,132*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,597,581*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 15.5%

12.	Type of Reporting Person (See Instructions) IN

*  The securities are held directly by the Sponsor and indirectly by Stephen Girsky, who is the managing member of the Sponsor. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Mr. Girsky and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

CUSIP No. 92243N103		13G

Item 1(a).	Name of Issuer: VectoIQ Acquisition Corp. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1354 Flagler Drive, Mamaroneck, NY 10543

Item 2(a).	Name of Person Filing: This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) VectoIQ Holdings, LLC (ii) Stephen Girsky
Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business address of each of the Reporting Persons is 1354 Flagler Drive, Mamaroneck, NY 10543
Item 2(c).	Citizenship: VectoIQ Holdings, LLC is a Delaware limited liability company and Mr. Girsky is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value (the “Shares”)
Item 2(e).	CUSIP Number: 92243N103

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not Applicable.

CUSIP No. 92243N103	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
Disclosure for each Reporting Person:
(a) Amount beneficially owned: VectoIQ Holdings, LLC – 4,586,132 shares Stephen Girsky – 4,597,581 shares
(b) Percent of class: VectoIQ Holdings, LLC –15.5% Stephen Girsky – 15.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: VectoIQ Holdings, LLC – 0 Stephen Girsky – 11,449
(ii) Shared power to vote or to direct the vote: VectoIQ Holdings, LLC – 4,586,132 shares Stephen Girsky – 4,586,132 shares
(iii) Sole power to dispose or to direct the disposition of: VectoIQ Holdings, LLC – 0 Stephen Girsky – 11,449
(iv) Shared power to dispose or to direct the disposition of: VectoIQ Holdings, LLC – 4,586,132 shares Stephen Girsky – 4,586,132 shares

VectoIQ Holdings, LLC holds 4,586,132 shares of Common Stock, which represents 15.5% of the total shares of Common Stock issued and outstanding as of September 30, 2018, based on an aggregate of 29,640,000 shares of Common Stock, outstanding as of November 8, 2018, as reported in the Report of the Issuer on Form 10-Q that was filed with the Securities and Exchange Commission on November 8, 2018.

The securities described above are held directly by VectoIQ Holdings, LLC and indirectly by Stephen Girsky, who is the managing member of VectoIQ Holdings, LLC. Mr. Girsky disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Additionally, Mr. Girsky owns 11,449 shares of Common Stock in an individual capacity.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 1.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 92243N103	13G

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

VECTOIQ HOLDINGS, LLC

By:	/s/ Stephen Girsky
Name: Stephen Girsky
Title: Authorized Representative

/s/Stephen Girsky
	Name:	Stephen Girsky